UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
( Amendment No. 1 )*

Northstar Neuroscience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

66704V101
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 66704V101	13D	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,757,038
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,757,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,757,038
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person PN

CUSIP NO. 66704V101	13D	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,757,038
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,757,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,757,038
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person OO

CUSIP NO. 66704V101	13D	Page 4 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 145,000
	8.	Shared Voting Power 4,967,038
	9.	Sole Dispositive Power 145,000
	10.	Shared Dispositive Power 5,060,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,205,038
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership (“Tang”), Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on May 16, 2008 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Northstar Neuroscience, Inc., a Washington corporation (the “Issuer”).

Items 4 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

On July 2, 2008, Tang sent to the Board of Directors of the Issuer a letter dated July 2, 2008, proposing to acquire the Issuer for a cash purchase price of $2.25 per share (the “Proposal”).  A copy of the Proposal is filed herewith as Exhibit 2 and is incorporated herein in its entirety by reference.  On July 2, 2008, Tang issued a press release announcing the Proposal.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and to engage in further discussions with the Issuer’s senior executives and members of the Board concerning the Proposal.  The Reporting Persons may, from time to time, communicate with other shareholders of the Issuer, industry analysts and other constituents concerning the foregoing and to express their views of the Issuer and its management and Board of Directors.  If Tang is successful in acquiring the Issuer, it anticipates that it may implement a number of changes relating to the matters referred to in clauses (c) through (j) of Item 4 of Schedule 13D, including the sale or transfer of assets of the Issuer, a change in the board of directors and management of the Issuer, a change in the Issuer’s business, changes in the Issuer’s charter and bylaws and causing the Issuer’s securities to be delisted from Nasdaq.

The Proposal and ensuing discussions could result in a transaction in which Tang obtains control of Issuer.  No assurances can be given that any agreement with the Issuer relating to the Proposal will be entered into or that the transaction contemplated by the Proposal will be consummated.  The Proposal is non-binding, and no binding obligation shall arise with respect to the Proposal unless and until a mutually acceptable definitive merger agreement has been executed and delivered.  If a merger agreement is executed, consummation of the transaction will be subject to various conditions, including customary closing conditions.  Under applicable law, implementation of the Proposal will require approval of the Board of Directors of the Issuer and the approval of two-thirds of the shareholders of the Issuer unaffiliated with the Reporting Persons.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following:

Exhibit 2:     Letter from Tang Capital Partners, LP to the Board of Directors of Northstar Neuroscience, Inc., dated July 2, 2008.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Date:	July 2, 2008

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Managing Member

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Managing Member

/s/ Kevin C. Tang
Kevin C. Tang